SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              AMENDMENT NO. 2

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            GLEASON CORPORATION
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                              (Name of Issuer)

                       COMMON STOCK, PAR VALUE $1.00
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+                       (Title of Class of Securities)

                                 377339106
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                               (CUSIP Number)

      James S. Gleason                    Torque Acquisition Co., L.L.C.
      Gleason Corporation                 c/o Vestar Capital Partners IV, L.P.
      1000 University Avenue              245 Park Avenue, 41st Floor
      Rochester, New York 14692           New York, New York 10167
      (716) 473-1000                      (212) 351-1600
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        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                                  Copy to:
                            Blaine V. Fogg, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 14, 1999
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         (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box o.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




            This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relating to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. Acquisition Company, James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James
S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, hereby amend and supplement the Schedule 13D as follows:


ITEM 4.    PURPOSE OF THE TRANSACTION.

            On December 14, 1999, two purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC and Rapkin v. Nichols, et al, C.A. No. 17672NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per share price offered for the Common Stock pursuant to the Transactions is grossly unfair and inadequate, provides value below the fair value of the Company and was not the result of arm's-length negotiations, (iii) the directors of the Company breached their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants and
(v) awarding the named plaintiffs their costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

38. Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), incorporated herein by reference to Exhibit (g)(8) of Amendment No. 1 to the Schedule 14D-1 filed December 17, 1999.

39. Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), incorporated herein by reference to Exhibit (g)(9) of Amendment No. 1 to the Schedule 14D-1 filed December 17, 1999.



                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1999


                                    /s/ James S. Gleason
                                    ------------------------------------
                                    James S. Gleason


                                    /s/ Janis F. Gleason
                                    ------------------------------------
                                    Janis F. Gleason


                                    /s/ David J. Burns
                                    ------------------------------------
                                    David J. Burns


                                    /s/ John J. Perrotti
                                    ------------------------------------
                                    John J. Perrotti


                                    /s/ John J. Perrotti
                                    ------------------------------------
                                    John J. Perrotti,
                                    as Custodian for Jason Perrotti under
                                    the New York Uniform Gift to Minors Act


                                    /s/ John J. Perrotti
                                    ------------------------------------
                                    John J. Perrotti,
                                    as Custodian for Christine J. Perrotti
                                    under the New York Uniform Gift to Minors
                                    Act


                                    /s/ Edward J. Pelta
                                    ------------------------------------
                                    Edward J. Pelta


                                    /s/ John W. Pysnack
                                    ------------------------------------
                                    John W. Pysnack


                                    /s/ Gary J. Kimmet
                                    ------------------------------------
                                    Gary J. Kimmet


                                    The GST Exempt Trust for the
                                    benefit of James S. Gleason under
                                    Article Third (E) of the Trust
                                    Under Agreement dated March 8, 1989,
                                    with Lawrence C. Gleason

                                    /s/ Tracy R. Gleason
                                    ------------------------------------
                                    Tracy R. Gleason, Successor Trustee


                                    The Non Exempt Trust for the benefit of
                                    James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                                    /s/ Tracy R. Gleason
                                    ------------------------------------
                                    Tracy R. Gleason, Successor Trustee


                                    TORQUE ACQUISITION CO., L.L.C.

                                    By:/s/ Sander M. Levy
                                    ------------------------------------
                                    Name: Sander M. Levy
                                    Title:   President


                               EXHIBIT INDEX

      38.   Class Action Complaint filed by David Jaroslawicz on
            December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), incorporated herein by reference to Exhibit (g)(8) of Amendment No. 1 to the Schedule 14D-1 filed December 17, 1999.

      39. Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), incorporated herein by reference to Exhibit (g)(9) of Amendment No. 1 to the Schedule 14D-1 filed December 17, 1999.